Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2005
TDK CORPORATION
(Translation of Registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Interim Consolidated Financial Statements for the six-month-period ended September 30, 2005 (in English)
1) Consolidated balance sheets (Unaudited)
2) Consolidated statements of income (Unaudited)
3) Consolidated statements of stockholders’ equity (Unaudited)
4) Consolidated statements of cash flows (Unaudited)
5) Notes to Consolidated Financial Statements (Unaudited)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
December 15, 2005
	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

Interim Consolidated Financial Statements for the six-month-period ended September 30, 2005
(in English)
     On December 15, 2005, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan

1)  Consolidated balance sheets (Unaudited)

	Yen (Millions)
	September 30,	September 30,	March 31,
ASSETS	2004	2005	2005

Current assets:
Cash and cash equivalents	¥235,969	¥224,645	¥251,508
Marketable securities (Note 2)	1,366	604	1,609
Trade receivables:
Notes	6,393	5,970	6,133
Accounts	139,810	159,276	144,426
Allowance for doubtful receivables	(2,532)	(3,614)	(2,560)

Net trade receivables	143,671	161,632	147,999

Inventories	87,429	86,375	74,924
Income taxes receivables	121	1,002	204
Assets held for sale	–	–	993
Prepaid expenses and other current assets (Note 7)	40,985	42,012	33,366

Total current assets	509,541	516,270	510,603

Investments in securities (Note 2)	17,896	26,179	22,698

Property, plant and equipment, at cost:
Land	20,285	20,026	20,097
Buildings	181,502	186,672	181,581
Machinery and equipment	452,045	465,379	445,636
Construction in progress	12,866	12,867	15,206

	666,698	684,944	662,520
Less accumulated depreciation	(449,945)	(455,052)	(445,551)

Net property, plant and equipment	216,753	229,892	216,969

Goodwill (Note 8)	10,457	14,377	9,210
Intangible assets (Note 8)	14,482	15,957	13,247
Deferred income taxes	30,996	7,693	8,633
Other assets (Note 5)	7,788	28,974	26,641

	¥807,913	¥839,342	¥808,001

See accompanying notes to consolidated financial statements.

	Yen (Millions)
	September 30,	September 30,	March 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2004	2005	2005

Current liabilities:
Current installments of long-term debt	¥160	¥134	¥103
Trade payables:
Notes	552	500	638
Accounts	60,012	73,480	61,454
Accrued salaries and wages	15,099	14,218	12,915
Accrued expenses	35,468	34,532	31,065
Income taxes payables	11,384	4,239	19,283
Liabilities held for sale	–	–	92
Other current liabilities (Note 7)	5,279	5,553	5,307

Total current liabilities	127,954	132,656	130,857

Long-term debt, excluding current installments	58	110	81

Retirement and severance benefits	63,858	27,945	28,839

Deferred income taxes	745	1,581	751

Other noncurrent liabilities	1,868	4,259	3,244

Commitments and contingent liabilities (Note 6)	–	–	–

Total liabilities	194,483	166,551	163,772

Minority interests	3,254	4,109	5,162

Stockholders’ equity:
Common stock	32,641	32,641	32,641
Authorized 480,000,000 shares; issued 133,189,659 shares at September 30, 2004 and 2005, and March 31, 2005; outstanding
132,203,090 shares at September 30, 2004, 132,195,786 shares at September 30, 2005 and 132,244,587 shares at March 31, 2005
Additional paid-in capital	63,051	63,237	63,051
Legal reserve (Note 3)	17,055	17,322	16,918
Retained earnings (Note 3)	576,039	601,416	585,557
Accumulated other comprehensive income (loss) (Note 4)	(70,839)	(38,085)	(51,657)
Treasury stock at cost;
986,569 shares at September 30, 2004, 993,873 shares at September 30, 2005 and 945,072 shares at March 31, 2005	(7,771)	(7,849)	(7,443)

Total stockholders’ equity	610,176	668,682	639,067

	¥807,913	¥839,342	¥808,001

2)  Consolidated statements of income (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Net sales	¥317,492	¥350,387	¥657,853
Cost of sales	229,969	261,599	484,323

Gross profit	87,523	88,788	173,530
Selling, general and administrative expenses	59,783	60,738	119,886
Transfer to the government of the substitutional portion of Employees’ Pension Fund:
Subsidy from the government	–	–	(33,533)
Loss on settlement	–	–	27,347

Operating income	27,740	28,050	59,830
Other income (deductions):
Interest and dividend income	643	1,516	1,692
Interest expense	(157)	(51)	(967)
Equity in earnings of affiliates	621	1,046	1,765
Gain (loss) on securities, net	95	414	(142)
Foreign exchange gain (loss)	592	598	(856)
Other – net	125	25	(594)

	1,919	3,548	898

Income from continuing operations before income taxes	29,659	31,598	60,728
Income taxes:
Current	12,163	8,504	28,816
Deferred	(3,311)	1,316	(5,532)

	8,852	9,820	23,284

Income from continuing operations before minority interests	20,807	21,778	37,444
Minority interests, net of tax	83	128	479

Income from continuing operations	20,724	21,650	36,965
Discontinued operations:
Loss (income) from operations of discontinued TSC (including loss on disposal of ¥454 million in FY2005 and gain on disposal of ¥78 million in the 1st half of FY2006)	855	(16)	3,509
Income tax expense (benefit)	–	–	156

Loss (income) from discontinued operations	855	(16)	3,665

Net income	¥19,869	¥21,666	¥33,300

Amounts per share:
	Yen (except number of common shares outstanding)

Income from continuing operations per share (Note 9):
Basic	¥156.57	¥163.72	¥279.41
Diluted	156.46	163.61	279.25
Loss (income) from discontinued operations per share (Note 9):
Basic	¥6.46	¥(0.12)	¥27.70
Diluted	6.46	(0.12)	27.69
Net income per share (Note 9):
Basic	¥150.11	¥163.84	¥251.71
Diluted	150.00	163.73	251.56
Weighted average basic common shares outstanding (in thousands) (Note 9)	132,366	132,241	132,293
Weighted average diluted common shares outstanding (in thousands) (Note 9)	132,459	132,324	132,376
Cash dividends paid during periods (Note 3)	¥30.00	¥40.00	¥60.00

See accompanying notes to consolidated financial statements.

3)  Consolidated statements of stockholders’ equity (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Common stock:
Balance at beginning of period	¥32,641	¥32,641	¥32,641

Balance at end of period	32,641	32,641	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	63,051	63,051
Non cash compensation charges under a stock option plan	–	186	–

Balance at end of period	63,051	63,237	63,051

Legal reserve (Note 3):
Balance at beginning of period	16,497	16,918	16,497
Transferred from retained earnings	558	404	421

Balance at end of period	17,055	17,322	16,918

Retained earnings (Note 3):
Balance at beginning of period	560,756	585,557	560,756
Net income	19,869	21,666	33,300
Cash dividends	(3,972)	(5,290)	(7,938)
Losses on sales of treasury stock	(56)	(113)	(140)
Transferred to legal reserve	(558)	(404)	(421)

Balance at end of period	576,039	601,416	585,557

Accumulated other comprehensive income (loss) (Note 4):
Balance at beginning of period	(90,387)	(51,657)	(90,387)
Other comprehensive income for the period, net of tax	19,548	13,572	38,730

Balance at end of period	(70,839)	(38,085)	(51,657)

Treasury stock:
Balance at beginning of period	(6,339)	(7,443)	(6,339)
Acquisition of treasury stock	(1,658)	(939)	(1,672)
Exercise of stock option	226	533	568

Balance at end of period	(7,771)	(7,849)	(7,443)

Total stockholders’ equity	¥610,176	¥668,682	¥639,067

Disclosure of comprehensive income:
Net income for the period	¥19,869	¥21,666	¥33,300
Other comprehensive income for the period, net of tax (Note 4)	19,548	13,572	38,730

Total comprehensive income for the period	¥39,417	¥35,238	¥72,030

See accompanying notes to consolidated financial statements.

4)  Consolidated statements of cash flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Cash flows from operating activities:
Net income	¥19,869	¥21,666	¥33,300
Loss (income) from discontinued operations, net of tax	855	(16)	3,665

Income from continuing operations	20,724	21,650	36,965
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,175	26,537	52,806
Loss on disposal of property and equipment	233	966	1,190
Deferred income taxes	(3,311)	1,316	(5,532)
Loss (gain) on securities, net	(95)	(414)	142
Gain on sale of a subsidiary	–	–	(1,799)
Changes in assets and liabilities:
Increase in trade receivables	(1,073)	(9,821)	(7,343)
Decrease (increase) in inventories	(7,545)	(9,217)	3,461
Decrease (increase) in prepaid expenses and other current assets	(6,855)	(7,322)	1,173
Increase (decrease) in trade payables	(2,249)	8,817	245
Increase in accrued salaries and wages	2,950	1,303	782
Increase (decrease) in accrued expenses	277	2,129	(3,278)
Increase (decrease) in income taxes payables, net	6,583	(15,906)	14,464
Increase (decrease) in other current liabilities	(333)	(943)	238
Increase (decrease) in retirement and severance benefits, net	3,194	373	2,519
Other – net	1,357	(906)	(2,451)

Net cash provided by operating activities	39,032	18,562	93,582

Cash flows from investing activities:
Capital expenditures	(29,755)	(34,288)	(61,005)
Proceeds from sales and maturities of investments in securities	210	2,056	1,788
Payment for purchase of investments in securities	(200)	(3,517)	(2,424)
Payment for purchase of a subsidiary, net of cash acquired	–	(8,701)	–
Payment for purchase of other investments	(128)	(297)	(221)
Proceeds from sales of property, plant and equipment	867	628	999
Acquisition of minority interests	–	(2,523)	–
Proceeds from sales of discontinued operations	–	1,538	–

Net cash used in investing activities	(29,006)	(45,104)	(60,863)

Cash flows from financing activities:
Proceeds from long-term debt	137	104	218
Repayment of long-term debt	(53)	(58)	(164)
Increase (decrease) in short-term debt, net	(325)	–	(330)
Sale (purchase) of treasury stock, net	(1,488)	(519)	(1,244)
Dividends paid	(3,972)	(5,290)	(7,938)

Net cash used in financing activities	(5,701)	(5,763)	(9,458)

Net cash used in discontinued operations	(718)	(88)	(1,625)

Effect of exchange rate changes on cash and cash equivalents	5,207	5,530	2,717

Net increase (decrease) in cash and cash equivalents	8,814	(26,863)	24,353
Cash and cash equivalents at beginning of period	227,155	251,508	227,155

Cash and cash equivalents at end of period	¥235,969	¥224,645	¥251,508

See accompanying notes to consolidated financial statements.

5)	Notes to Consolidated Financial Statements (Unaudited)

1.	Summary of Significant Accounting Policies
(a)	Consolidation Policy

     The accompanying consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles (the “U.S. GAAP”). The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20% to 50% and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under U.S. GAAP is not presented in the accompanying consolidated financial statements.
     In the opinion of management, all adjustments necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2005 consolidated financial statements and notes thereto included in TDK Corporation and Subsidiaries Annual Report 2005. Consolidated financial statements ended March 31, 2005 are audited while consolidated financial statements ended September 30, 2004 and 2005 are unaudited.
(b)	Cash Equivalents
     Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.
(c)	Allowance for Doubtful Receivables
     The allowance for doubtful receivables is TDK’s best estimate of the amount of probable credit losses in TDK’s existing trade receivables. An additional reserve for individual receivables is recorded when TDK becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in a customer’s operating results or financial position. If customer circumstances change, estimates of the recoverability of receivables would be further adjusted.
(d)	Investments in Securities
     TDK classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which TDK has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of September 30, 2004 and 2005, and March 31, 2005, TDK did not hold any trading or held-to-maturity securities. Available-for-sale securities, which mature or are expected to be sold in less than one year, are classified as current assets.
     A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, TDK periodically reviews fair value of available-for-sale securities for possible impairment by taking into consideration the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry, degree and period of the decline in fair value and other relevant factors.

     Nonmarketable securities are recorded at cost, as fair value is not readily determinable. TDK periodically evaluates whether an event or change in circumstances may have a significant adverse effect on the fair value of the investment. Factors considered in accessing whether an indication of impairment exists include the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and other relevant factors. If an indication of impairment is present, TDK estimates the fair value of nonmarketable securities. If the fair value is less than cost and the impairment is determined to be other-than-temporary, a nonmarketable security is written down to its impaired value through a charge to earnings.
(e)	Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
(f)	Property, Plant and Equipment
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years
(g)	Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TDK uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income resulting from a change in tax law or rate.
(h)	Stock Option Plan
     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. However, it gives an entity a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value-based method prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, the former standard. TDK has chosen to use the measurement principle prescribed by APB 25. As such, stock-based compensation cost is recognized by TDK only if the market price of the underlying common stock exceeds the exercise price on the date of grant. Accordingly, no stock option related compensation cost has been recognized during the six months ended September 30, 2004, and during the year ended March 31, 2005 for TDK’s stock based compensation plan. During the six months ended September 30, 2005, TDK recognized ¥186 million as a stock option related compensation cost.

     The following table illustrates the effect on both from continuing operations and net income if the fair-value-based method had been applied to all outstanding and unvested stock based awards with such costs recognized ratably over the vesting period of the underlying instruments.

	Yen (Millions)
	September 30, 2004	September 30, 2005	March 31, 2005

Income from continuing operations, as reported	¥20,724	¥21,650	¥36,965
Add total stock-based employee compensation expense included in income from continuing operations, net of tax	–	186	–
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(213)	(361)	(438)

Pro forma income from continuing operations	20,511	21,475	36,527

	Yen

Basic income from continuing operations per share:
As reported	¥156.57	¥163.72	¥279.41
Pro forma	154.96	162.39	276.11
Diluted income from continuing operations per share:
As reported	¥156.46	¥163.61	¥279.25
Pro forma	154.88	162.68	275.98

	Yen (Millions)
	September 30, 2004	September 30, 2005	March 31, 2005

Net income, as reported	¥19,869	¥21,666	¥33,300
Add total stock-based employee compensation expense included in net income, net of tax	–	186	–
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(213)	(361)	(438)

Pro forma net income	19,656	21,491	32,862

	Yen

Basic net income per share:
As reported	¥150.11	¥163.84	¥251.71
Pro forma	148.50	162.51	248.40
Diluted net income per share:
As reported	¥150.00	¥163.73	¥251.56
Pro forma	148.43	162.40	248.29

(i)	Research and Development Expenses

     Research and development costs are expensed as incurred.
(j)	Advertising Costs
     Advertising costs are expensed as incurred.

(k)	Shipping and Handling Fees and Costs

     Shipping and handling costs amounted to ¥6,606 million, ¥6,559 million and ¥13,397 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
(l)	Foreign Currency Translation
     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).
(m)	Use of Estimates
     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.
(n)	Accounting for the Impairment or Disposal of Long-Lived Assets
     Property, plant and equipment and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(o)	Goodwill and Other Intangible Assets
     Goodwill is not amortized, but instead is tested for impairment at least annually or more frequently if certain indicators arise. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment until the life is determined to no longer be indefinite.
     TDK conducts its annual impairment test at the end of each fiscal year.
(p)	Derivative Financial Instruments
     TDK has elected not to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(q)	Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock of TDK. Stock options to purchase 368,600, 353,200 and 364,300 shares for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.

(r)	Revenue Recognition

     TDK generates revenue principally through the sale of electronic materials & components and recording media under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.
     Revenue from sales of electronic materials & components including electronic materials, electronic devices and recording devices is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of electronic materials & components, TDK’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.
     Revenue from sales of recording media products such as videotapes and DVDs is sold also recognized when the products are received by customers based on the free-on board destination sales term.
     TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with the Emerging Issues Task Force issue 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)”. These sales incentives totaled to ¥6,791 million, ¥6,664 million and ¥14,292 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.
     A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥3,395 million, ¥3,663 million and ¥7,194 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.
     Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥1,440 million, ¥1,143 million and ¥3,005 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.
     MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥1,266 million, ¥1,257 million and ¥2,631 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.
     Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, who are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥530 million, ¥343 million and ¥1,061 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.

     TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥45 million, ¥167 million and ¥205 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.
     Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥115 million, ¥91 million and ¥196 million for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, respectively.
     TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
     No warranties are offered on TDK’s products.
(s)	New Accounting Standards Not Yet Adopted
     In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and nonmarketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The FASB issued a FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on TDK’s consolidated results of operations and financial position.
     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs – an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4”. SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. TDK does not expect the adoption of SFAS 151 to have a material effect on TDK’s consolidated financial position and results of operations.
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost will be recognized as compensation expense over the vesting period of the awards. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123R to the beginning of the first annual period after June 15, 2005. TDK is currently evaluating the effect that the adoption of SFAS 123R will have on TDK’s consolidated financial position and results of operations.
(t)	Reclassifications
     Certain reclassifications principally relating to discontinued operations, have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2005.

2.	Marketable Securities and Investments in Securities

     Marketable securities and investments in securities at September 30, 2004 and 2005, and at March 31, 2005, are as follows:

	Yen (Millions)
	September 30, 2004	September 30, 2005	March 31, 2005

Short-term marketable securities	¥1,366	604	1,609
Long-term marketable securities	3,475	9,958	7,094
Nonmarketable securities	553	1,556	1,555
Investments in affiliates	13,868	14,665	14,049

	¥19,262	26,783	24,307

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at September 30, 2004 and 2005, and at March 31, 2005, are as follows:

As of September 30, 2004

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥3,384	491	137	3,738
Debt securities	1,103	–	–	1,103

	¥4,487	491	137	4,841

As of September 30, 2005

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥8,213	751	–	8,964
Debt securities	1,600	–	2	1,598

	¥9,813	751	2	10,562

As of March 31, 2005

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥5,951	1,054	–	7,005
Debt securities	1,698	–	–	1,698

	¥7,649	1,054	–	8,703

3.	Legal Reserve and Dividends

     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend proposed by the Board of Directors of ¥40 per share aggregating ¥5,288 million in respect of the six months ended September 30, 2005.
     Cash dividends per common share are computed based on dividends paid for each period presented.

4.	Other Comprehensive Income (Loss)

     Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2004 and 2005, and the year ended March 31, 2005, are as follows:

	Yen (Millions)
	September 30, 2004	September 30, 2005	March 31, 2005

Foreign currency translation adjustments:
Balance at beginning of period	¥(52,807)	¥(47,171)	¥(52,807)
Adjustments for period	11,799	13,367	5,636

Balance at end of period	(41,008)	(33,804)	(47,171)

Net unrealized gains (losses) on securities:
Balance at beginning of period	648	801	648
Adjustments for period	(435)	(318)	153

Balance at end of period	213	483	801

Minimum pension liability adjustments:
Balance at beginning of period	(38,228)	(5,287)	(38,228)
Adjustments for period	8,184	523	32,941

Balance at end of period	(30,044)	(4,764)	(5,287)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(90,387)	(51,657)	(90,387)
Adjustments for period	19,548	13,572	38,730

Balance at end of period	¥(70,839)	¥(38,085)	¥(51,657)

5.	Leases

     TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2006 through 2007. Lease deposits made under such agreements, aggregating ¥2,084 million, ¥1,884 million and ¥1,900 million at September 30, 2004 and 2005 and at March 31, 2005, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule by periods of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of September 30, 2004 and 2005, and March 31, 2005:

	Yen (Millions)
	September 30, 2004	September 30, 2005	March 31, 2005

Less 1 year	¥2,776	¥2,075	¥2,355
Over 1 year	6,281	7,582	4,453

Total	¥9,057	¥9,657	¥6,808

6.	Contingent Liabilities

     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee.
     The maximum amount of undiscounted payments TDK would have to make in the event of default at September 30, 2004 and 2005, and March 31, 2005, are as follows:

	Yen (Millions)
	September 30, 2004	September 30, 2005	March 31, 2005

Contingent liabilities for guarantees of loans of TDK’s employees	¥6,402	¥6,009	¥6,296

     As of September 30, 2005, the liability recognized for TDK’s obligation under the guarantee arrangement is not material.
     Several claims and legal actions against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for certain items. In the opinion of management, based upon discussion with counsel, any additional liability will not materially affect the consolidated financial position and results of operations of TDK.

7.	Risk Management Activities and Derivative Financial Instruments

     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates; derivative financial instruments are utilized to reduce these risks. TDK does not hold or issue financial instruments for trading purposes. TDK and its subsidiaries are exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of currency swaps, interest rate and currency swaps, forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.
     TDK and certain of its subsidiaries have currency swaps with certain financial institutions to limit their exposure to fluctuations in foreign exchange rates and interest rates involved mainly with loans made by TDK to its subsidiaries. Gains or losses on interest and currency swaps and currency swaps are included in interest expense and foreign exchange gain (loss) in the consolidated statements of income, respectively. The swap contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     TDK and certain of its subsidiaries had forward exchange contracts to sell and buy foreign currencies at September 30, 2004 and 2005, and at March 31, 2005. Gains or losses on forward exchange contracts and currency option contracts are included in foreign exchange gain (loss) in the consolidated statements of income. These contracts are measured at fair value and are included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.

     The contract amounts, carrying amounts and estimated fair values of TDK’s financial instruments at September 30, 2004 and 2005, and at March 31, 2005, are summarized as follows:

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2004	amount	amount	fair value

Forward foreign exchange contracts	¥962	¥(7)	¥(7)

Currency option contracts	20,266	(133)	(133)

Currency swap agreements for loans to its subsidiaries	10,533	(271)	(271)

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2005	amount	amount	fair value

Forward foreign exchange contracts	¥13,369	¥(219)	¥(219)

Currency option contracts	9,055	(342)	(342)

Currency swap agreements for loans to its subsidiaries	–	–	–

	Yen (Millions)
	Contract	Carrying	Estimated
March 31, 2005	amount	amount	fair value

Forward foreign exchange contracts	¥4,349	¥(88)	¥(88)

Currency option contracts	24,641	(366)	(366)

Currency swap agreements for loans to its subsidiaries	11,067	(312)	(312)

Limitations
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8.	Goodwill and Other Intangible Assets

     The components of acquired intangible assets excluding goodwill at September 30, 2004, September 30, 2005 and March 31, 2005, are as follows:

	Yen (Millions)
	September 30, 2004			September 30, 2005

	Gross			Gross
	Carrying	Accumulated	Net	Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortized intangible assets:
Patent	¥10,339	1,738	8,601	¥10,349	2,734	7,615
Software	8,046	4,931	3,115	7,753	4,970	2,783
Other	2,656	824	1,832	5,869	952	4,917

Total	21,041	7,493	13,548	23,971	8,656	15,315

Unamortized intangible assets	¥934		934	¥642		642

	March 31, 2005
	Gross
	Carrying	Accumulated	Net
	Amount	Amortization	Amount

Amortized intangible assets:
Patent	¥10,347	2,242	8,105
Software	7,271	4,399	2,872
Other	2,346	715	1,631

Total	19,964	7,356	12,608

Unamortized intangible assets	¥639		639

     Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 11 years for the Patents, 3 to 5 years for Internal-use Software, and 10 years for Other intangible assets.
     Aggregate amortization expenses for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005 are ¥1,210 million, ¥1,303 million and ¥2,467 million, respectively. Estimated amortization expense for the next five years is: ¥1,453 million in the 2nd half of 2006, ¥2,350 million in 2007, ¥2,002 million in 2008, ¥1,811 million in 2009, and ¥1,662 million in 2010.

     The changes in the carrying amount of goodwill by segment for the six months ended September 30, 2004 and 2005, and the year ended March 31, 2005 are as follows:

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2004	¥10,029	¥–	¥10,029
Additions	40	–	40
Deductions	(378)	–	(378)
Translation adjustment	766	–	766

Balance as of September 30, 2004	¥10,457	¥–	¥10,457

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2005	¥9,210	¥–	¥9,210
Additions	4,685	–	4,685
Deductions	(128)	–	(128)
Translation adjustment	610	–	610

Balance as of September 30, 2005	¥14,377	¥–	¥14,377

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2004	¥10,029	¥–	¥10,029
Additions	991	–	991
Deductions	(1,975)	–	(1,975)
Translation adjustment	165	–	165

Balance as of March 31, 2005	¥9,210	¥–	¥9,210

     Goodwill additions during the six months ended September 30, 2005 principally represent the excess of purchase price over the fair value of assets acquired and liabilities assumed for an acquisition of Amperex Technology Limited made during the period.
     Goodwill additions during the year ended March 31, 2005 principally represent the excess of purchase price over the fair value of assets acquired and liabilities assumed for a certain immaterial acquisition made during the year. Goodwill deductions during the year ended March 31, 2005 primarily consist of an impairment loss from discontinued operations in the amount of ¥1,856 million in connection with the discontinuation of TDK’s semiconductor business and a reclassification to deferred income taxes in the amount of ¥119 million related to post-acquisition adjustment resulting from recognition of preacquisition tax benefits.

9.	Net Income per Share

     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Income from continuing operations available to common stockholders	20,724	21,650	36,965
Loss (income) from discontinued operations available to common stockholders	855	(16)	3,665

Net income available to common stockholders	¥19,869	21,666	33,300

	Number of shares (Thousands)
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Weighted average common shares outstanding – Basic	132,366	132,241	132,293
Effect of dilutive stock options	93	83	83

Weighted average common shares outstanding – Diluted	132,459	132,324	132,376

	Yen
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

Income from continuing operations per share:
Basic	¥156.57	163.72	279.41
Diluted	156.46	163.61	279.25

Loss (income) from discontinued operations per share:
Basic	¥6.46	(0.12)	27.70
Diluted	6.46	(0.12)	27.69

Net income per share:
Basic	¥150.11	163.84	251.71
Diluted	150.00	163.73	251.56

10.	Supplementary Information

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2004	September 30, 2005	March 31, 2005

(a) Statement of Income
Research and development	¥17,458	¥18,415	¥36,348
Rent	3,883	3,520	7,349
Maintenance and repairs	5,517	6,556	11,090
Advertising costs	2,604	2,644	4,926

(b) Statement of Cash Flows
Cash paid during the periods for:
Interest	¥164	¥10	¥331
Income taxes	¥5,400	¥24,667	¥13,740

Noncash activities
     There were no material noncash investing and financing activities for the six months ended September 30, 2004.
     Investing activities to acquire a subsidiary for the six months ended September 30, 2005 are as follows:

Fair value of assets acquired	11,182
Liabilities assumed	(2,481)

Cash paid, net of cash acquired	8,701

     During the year ended March 31, 2005, TDK received a 7.9% ownership interest in Alps Logistics Co., Ltd. having a fair value of ¥3,365 million in exchange for all issued and outstanding shares of TDK Logistics Corporation in a share-to-share exchange transaction.

11.	Segment Information

(a)	Industry segment information

Six months ended September 30, 2004

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
Unaffiliated customers	¥261,086	¥56,406	¥317,492	–	¥317,492
Intersegment	–	–	–	–	–

Total	261,086	56,406	317,492	–	317,492

Operating expenses	230,327	59,425	289,752	–	289,752

Operating income (loss)	¥30,759	¥(3,019)	¥27,740	–	¥27,740

Six months ended September 30, 2005

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
Unaffiliated customers	¥300,720	¥49,667	¥350,387	–	¥350,387
Intersegment	–	–	–	–	–

Total	300,720	49,667	350,387	–	350,387

Operating expenses	268,451	53,886	322,337	–	322,337

Operating income (loss)	¥32,269	¥(4,219)	¥28,050	–	¥28,050

Year ended March 31, 2005

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
Unaffiliated customers	¥545,214	¥112,639	¥657,853	–	¥657,853
Intersegment	–	–	–	–	–

Total	545,214	112,639	657,853	–	657,853

Operating expenses	477,694	120,329	598,023	–	598,023

Operating income (loss)	¥67,520	¥(7,690)	¥59,830	–	¥59,830

(Notes)	1.	Segment classification
		Segments are classified by the similarity of the products, the product’s character, the manufacturing method and the selling market.
	2.	Principal products in each segment
		Electronic materials and components:
		Ferrite cores, Ceramic capacitors, High-frequency components, Inductors, GMR heads and Organic EL displays
		Recording media:
		Audio tapes, Video tapes, CD-Rs, MDs, DVDs and Tape-based data storage media

3.	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous period’s segment information has been reclassified to conform to the fiscal 2005 presentation.

(b)	Geographic segment information

Six months ended September 30, 2004

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
Unaffiliated customers	¥79,169	¥30,707	¥35,688	¥171,928	¥317,492	–	¥317,492
Intersegment	93,927	13,433	220	16,137	123,717	(123,717)	–

Total	173,096	44,140	35,908	188,065	441,209	(123,717)	317,492

Operating expenses	162,133	41,801	37,291	170,731	411,956	(122,204)	289,752

Operating income (loss)	¥10,963	¥2,339	¥(1,383)	¥17,334	¥29,253	¥(1,513)	¥27,740

Six months ended September 30, 2005

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
Unaffiliated customers	¥73,964	¥29,062	¥32,139	¥215,222	¥350,387	–	¥350,387
Intersegment	92,883	17,764	364	18,440	129,451	(129,451)	–

Total	166,847	46,826	32,503	233,662	479,838	(129,451)	350,387

Operating expenses	156,469	41,926	35,230	217,327	450,952	(128,615)	322,337

Operating income (loss)	¥10,378	¥4,900	¥(2,727)	¥16,335	¥28,886	¥(836)	¥28,050

Year ended March 31, 2005

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
Unaffiliated customers	¥159,487	¥59,029	¥71,085	¥368,252	¥657,853	–	¥657,853
Intersegment	180,006	28,565	597	32,614	241,782	(241,782)	–

Total	339,493	87,594	71,682	400,866	899,635	(241,782)	657,853

Operating expenses	313,111	82,098	76,807	367,315	839,331	(241,308)	598,023

Operating income (loss)	¥26,382	¥5,496	¥(5,125)	¥33,551	¥60,304	¥(474)	¥59,830

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Germany
		Asia and others: Hong Kong, China and Taiwan
	3.	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous period’s segment information has been reclassified to conform to the fiscal 2005 presentation.

(c)	Overseas sales

Six months ended September 30, 2004

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥39,801	¥35,973	¥154,096	¥229,870
Net sales				317,492
Ratio of overseas sales to net sales (%)	12.6	11.3	48.5	72.4

Six months ended September 30, 2005

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥39,466	¥32,669	¥192,170	¥264,305
Net sales				350,387
Ratio of overseas sales to net sales (%)	11.3	9.3	54.8	75.4

Year ended March 31, 2005

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥77,813	¥71,702	¥324,313	¥473,828
Net sales				657,853
Ratio of overseas sales to net sales (%)	11.8	10.9	49.3	72.0

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
Americas: United States of America
Europe: Germany, Italy and France
Asia and others: Hong Kong, Singapore and China
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.
	4.	In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain amounts in the segment information do not reflect discontinued operations, previous period’s segment information has been reclassified to conform to the fiscal 2005 presentation.